Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264115

PROSPECTUS SUPPLEMENT NO. 12

(To the Prospectus dated May 13, 2022)

128,397,923 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated May 13, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-264115). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2022 and December 13, 2022 (the “Current Reports”). Accordingly, we have attached the Current Reports to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale or other disposition from time to time of (i) up to 3,397,923 shares of our common stock, $0.0001 par value per share, issuable upon the exercise of a warrant to purchase our common stock (the “GEM Warrant”) and (ii) up to 125,000,000 shares of our common stock by GEM Yield Bahamas Ltd. (“GYBL”) and GEM Global Yield LLC SCS (“GEM Investor”), or other selling securityholders.

The shares of common stock being offered by the selling securityholders have been or may be issued pursuant to the Share Purchase Agreement, dated December 12, 2021, that CITIC Capital Acquisition Corp. entered into with GYBL and GEM Investor (as amended, the “GEM Agreement”). We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling securityholders. However, we will receive proceeds from any shares issued pursuant to the exercise of the GEM Warrant through the payment of the exercise price in cash and the sale of common stock from any draw downs under the GEM Agreement.

The common stock and Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “QNGY” and “QNGY WS,” respectively. Trading in these securities was suspended on the NYSE after the market close on November 8, 2022. On December 12, 2022, the last reported sales price of our common stock on the over-the-counter market was $0.264 per share and the last reported sales price of our Warrants was $0.015 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated December 13, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 23, 2022

Quanergy Systems, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39222	88-0535845
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 LAKESIDE DRIVE SUNNYVALE, California	94085
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: 408 245-9500

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	QNGY	New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $230.00 per share	QNGY WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On November 23, 2022, Quanergy Systems, Inc. (the “Company”) and Velodyne Lidar USA, Inc. (“Velodyne”) executed a Litigation Settlement and Patent Cross License Agreement (the “Agreement”) resolving all outstanding litigation between the two companies and dismissing all claims with prejudice.

Pursuant to the terms of the Agreement, the Company granted to Velodyne a non-exclusive, irrevocable, worldwide royalty-free license to certain Quanergy patents and Velodyne granted to the Company a field-limited, non-exclusive, worldwide, royalty-bearing license to certain Velodyne patents. The Company agreed to pay Velodyne $500,000 within seven (7) days of the execution of the Agreement and is obligated to make additional quarterly payments through the first quarter of 2025. The term of the Agreement is for the life of the licensed patents. The Agreement may be terminated by Velodyne, after notice, due to material breaches by the Company of certain provisions of the Agreement providing for payments, the payment of legal costs, the provision of quarterly reports and cooperating with audits, as provided in the Agreement.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which, with certain confidential terms redacted, is filed as Exhibit 10.1 to this current report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit Number	Description

10.1+	Litigation Settlement and Patent Cross License Agreement, by and between the Registrant and Velodyne Lidar USA, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

+	Portions of this document (indicated by “[***]” have been omitted because they are not material and are the type that Quanergy Systems, Inc. treats as private and confidential.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

QUANERGY SYSTEMS, INC.

Dated: November 30, 2022	By:	/s/ Patrick Archambault
Patrick Archambault
Chief Financial Officer

Exhibit 10.1

Confidential

Certain information has been excluded from this exhibit because it (i) is not material and

(ii) would be competitively harmful if publicly disclosed.

LITIGATION SETTLEMENT AND PATENT CROSS LICENSE AGREEMENT

This Litigation Settlement and Patent Cross License Agreement (“Settlement Agreement”) is entered into by and between Velodyne Lidar USA, Inc., a Delaware corporation with its place of business at 5521 Hellyer Ave., San Jose CA 95138 on behalf of itself and its Affiliates (“Velodyne”) and Quanergy Systems Inc., a Delaware corporation with its place of business at 433 Lakeside Dr., Sunnyvale, CA 94085 on behalf of itself and its Affiliates (“Quanergy”), effective as of November 22, 2022 (the “Effective Date”). Velodyne and Quanergy (each a “Party” and collectively the “Parties”) hereby agree as follows.

Whereas, Quanergy and Velodyne are currently in litigation involving the U.S. Patent No. [***] (“[***] Patent”) in the U.S. District Court for the Northern District of California (Quanergy Systems Inc. v. Velodyne Lidar, Inc.) Case No. 16-cv-05251-EJD (the “Litigation”);

Whereas, the Parties desire to avoid further litigation and the risk and expense incident thereto and to fully and finally settle all matters in controversy between them in the Litigation pursuant to the terms and conditions of this Settlement Agreement;

Whereas, the Parties desire to enter a global cross-licensing relationship to manufacture and sell sensing devices based on certain patented technologies of both parties;

Whereas, this Settlement Agreement provides the terms and conditions under which each Party grants to the Other Party certain patent licenses and rights for the use of certain patented lidar technology;

Whereas, the Parties agree that a single agreement providing each Party with a limited license to certain of the other Party’s patents under a single, worldwide royalty arrangement is most convenient for both Parties;

NOW THEREFORE, in consideration of the mutual covenants, terms and conditions hereinafter set forth in this Settlement Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	Definitions

1.1. “Affiliate” means, for a Party, an entity on the Effective Date that Controls, is Controlled by, or is under common Control of such Party. For the avoidance of doubt, a Subsidiary of a Party shall also be deemed an Affiliate of such Party.

1.2. “Change of Control” means, for a target entity, a transaction or series of related transactions through which an entity that did not previously Control the target entity, acquires Control of the target entity.

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1.3. “Control” means having the legal power to direct the actions of an entity by any means including without limitation through (a) ownership of the majority of the stock representing the majority of the votes of a publicly traded entity; or (b) having majority ownership of a privately owned entity.

1.4. “Controlled” means, for an entity, being under the Control of another entity.

1.5. “[***]” means (i) [***]. The [***] does not include [***].

For avoidance of doubt, the [***] does not include [***], including but not limited to [***].

In addition, the [***] applies only to the [***] and to no other nations, states or territories.

1.6. “[***]” means US patent [***], US provisional patent [***], and US utility application serial number [***] and any patents (including continuations and divisionals) issuing on such patents and patent applications, and any foreign counterparts, reissues, reexaminations, and extensions of any of the foregoing.

1.7. “Net Sales” means the gross amount received by or on behalf of Quanergy on account of sales (or leases or other commercial disposition) of Quanergy Licensed Product. Net Sales does not include (a) [***], (b) [***]; (c) [***]. For clarity, Net Sales shall not be reduced by (x) [***], (y) [***], or (z) [***].

1.8. “[***]” means that [***].

1.9. “[***]” means not [***].

1.10. “Patent” means a patent, patent application, utility model, and all similar intellectual property rights covering inventions existing anywhere in the world, provided that Patent excludes design patents.

1.11. “Patent Family” means a specific U.S. patent or patent application together with any and all its substitutions, extensions, divisionals, continuations, continuations-in-part (to the extent that the claimed subject matter of a continuation-in-part is disclosed and enabled in the parent patent application), foreign counterparts of such patent application in any jurisdiction outside of the U.S., and any and all patents that issue on any one or more of those including reexamined and reissued patents.

1.12. “Quanergy Licensed Patents” means the Quanergy Patents identified on the Licensed Patent Appendix and their related Patent families.

1.13. “Quanergy Licensed Product” means any rotational lidar designed, developed, and sold by Quanergy, provided that Quanergy Licensed Product excludes [***]. For the avoidance of doubt, Quanergy and Velodyne have agreed that “Quanergy Licensed Product” includes, but is not limited to, [***].

1.14. “Quarterly Net Sales” means the Net Sales in the current quarter and is defined in Royalty Appendix.

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1.15. “Quanergy Patents” means all patents or patent applications anywhere in the world that are owned or controlled by Quanergy. For the purpose of this Settlement Agreement, all Quanergy Licensed Patents are Quanergy Patents.

1.16. “Royalty Appendix” means the appendix attached to this Settlement Agreement entitled Royalty Appendix.

1.17. “Royalty Payment” is defined in the Royalty Appendix.

1.18. “Royalty Rate” is defined in the Royalty Appendix and is used to determine the Royalty Payments.

1.19. “Subsidiary” means, for a Party, an entity that is Controlled by such Party.

1.20. “Term” means the period beginning on the Effective Date and continuing until the expiration or termination of this Settlement Agreement pursuant to Section 6.

1.21. “Velodyne Licensed Patents” means the Patent Family identified on the Licensed Patent Appendix.

1.22. “Velodyne Product” means a lidar designed, developed, and sold by Velodyne.

2.	Releases and Payments for Entering the Settlement Agreement

2.1. Release of Velodyne. Quanergy on behalf of itself and its respective predecessors, successors, heirs and assigns, administrators, executors, attorneys, insurers, employees, officers, directors, and representatives, irrevocably releases Velodyne and its respective predecessors, successors, heirs and assigns, administrators, executors, attorneys, insurers, agents, servants, suppliers, employees, officers, directors, and representatives, and waives the right to recover damages for any acts of trade secret misappropriation by Velodyne prior to the Effective Date and for any acts of patent infringement committed directly or indirectly by (a) Velodyne, and (b) users, customers, and/or distributors of Velodyne Licensed Products prior to the Effective Date, solely, in this Section 2.1, to the extent that such acts of patent infringement would have been licensed pursuant to the terms of this Agreement had such acts occurred during the Term.

2.2. Release of Quanergy. Contingent upon Velodyne’s receipt of the full payment set forth in Section 2.3, Velodyne on behalf of itself and its respective predecessors, successors, heirs and assigns, administrators, executors, attorneys, insurers, employees, officers, directors, and representatives, irrevocably releases Quanergy and its respective predecessors, successors, heirs and assigns, administrators, executors, attorneys, insurers, agents, servants, suppliers, employees, officers, directors, and representatives, and waives the right to recover damages for any acts of patent infringement committed directly or indirectly by: (a) Quanergy, and/or (b) its users, customers and/or distributors of Quanergy Licensed Products prior to the Effective Date, solely, in this Section 2.2, to the extent that such acts of patent infringement would have been licensed pursuant to the terms of this Agreement had such acts occurred during the Term.

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2.3. With respect to the releases provided for above, each Party hereby expressly waives any right (but only to the extent such right relates to a claim of patent infringement) that a Party may have under the laws or statutes of the United States which limits the extension of a general release to certain types of claims, such as California Civil Code § 1542, which provides that: “A general release does not extend to claims which the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her would have materially affected his or her settlement with the debtor or released party.”

2.4. Payment for Legal Costs. Quanergy shall pay to Velodyne [***] as compensation for Velodyne’s legal costs in connection with the Litigation according to the following schedule (the “Initial Payment”): Quanergy shall pay five hundred thousand dollars ($500,000) within seven (7) days following the Effective Date, and [***] at the end of every calendar quarter from the fourth quarter (Q4) of 2022 to the first quarter (Q1) of 2024, pursuant to the payment terms in Sections 5.3, 5.4, 5.5, and 5.6. This payment is in addition to the royalties set forth in Section 5 and payments made under this Section 2.4 shall not reduce or be counted as an offset against such royalty payments.

2.5. Contesting Validity. Subject to the releases and licenses granted in this Settlement Agreement, and as a continuing condition of the same, the Parties shall not knowingly challenge, or assist others in challenging in any way, the validity and enforceability of any Velodyne Licensed Patent or any Quanergy Licensed Patent, except that either Party shall have the right to challenge the validity and enforceability of any Patent in defense to a suit or assertion of a claim relating to any such Patent that is brought against a Party or alleging infringement by a Quanergy Licensed Product or a Velodyne Product. Compliance with a subpoena or court order shall not be deemed a violation of the covenant set out in this Section 2.5; however, if such a subpoena is issued, notice and an opportunity to file objections or move to quash shall be given to the licensing Party [***] days in advance of any response to such subpoena, if possible, and if the licensing Party receives less than [***] days-notice of the subpoena, as soon as reasonably possible, but in no event less [***]) days before the response is due.

2.6. Dismissal. Promptly but no later than seven (7) days following receipt of the first payment of five-hundred thousand dollars ($500,000) in accordance with Section 2.4 above, the Parties will execute and file any papers, motions and other materials with each and every court, tribunal, government agency, and/or any other governmental entity as may be necessary to effect a dismissal with prejudice of Quanergy’s claims and counterclaims against Velodyne in the Litigation, and a dismissal without prejudice of Velodyne’s claims against Quanergy in the Litigation. Velodyne shall not initiate any litigation against Quanergy based on the same claims (or substantively similar claims) asserted in the Litigation, as long as Quanergy complies with its payment obligations in Section 2.4 of this Settlement Agreement. Velodyne shall indemnify and hold Quanergy harmless from any breach of the foregoing sentence.

2.7. No other Releases. No releases, express, implied or otherwise are granted under this Settlement Agreement beyond those expressly set forth in Sections 2.1 and 2.2.

3.	License Grants

3.1. License to Velodyne. Quanergy hereby grants to Velodyne a non-exclusive, irrevocable, worldwide, royalty-free license under the Quanergy Licensed Patents under which license Velodyne may make, have made (subject to the limitations in Section 3.3), use, sell, offer to sell, distribute, lease, export, import, and otherwise dispose of Velodyne Products. The license granted under this Section 3.1 shall be effective on the Effective Date and shall remain in force during the Term.

Confidential

3.2. License to Quanergy. Velodyne hereby grants to Quanergy a non-exclusive, worldwide, royalty-bearing (pursuant to Section 5) license under Velodyne Licensed Patents under which license Quanergy may make, have made (subject to the limitations in Section 3.3), use, offer for sale, sell, distribute, lease, export, import, and otherwise dispose of Quanergy Licensed Products except [***] for which field no license is granted to the Velodyne Licensed Patents in this Settlement Agreement (see Section 3.6). The license granted under this Section 3.2 shall be effective on the Effective Date but shall be revocable and automatically revoked if Quanergy fails to make any timely payment as required by Section 2.4 of this Agreement. Upon final payment of the Payment for Legal Costs under Section 2.4 of this Agreement, the license granted under this Section 3.2 shall convert to being irrevocable and shall be irrevocable.

3.3. Have Made Clarifications and Limitations. The right of an entity licensed under Sections 3.1 or 3.2 to have products made for it shall apply solely where the specifications and detailed designs for any such products are developed and owned solely by the licensed entity and/or one or more of its Subsidiaries. The Parties understand and acknowledge that the licenses granted hereunder are intended to cover only the Licensed Products of Quanergy, and are not intended to, and do not, cover manufacturing activities that Quanergy may undertake on behalf of third parties (patent laundering activities).

3.4. No Implied Rights. No rights or licenses of any kind are granted by implication, estoppel or any other legal theory other than those expressly granted in Sections 3.1 and 3.2 of this Settlement Agreement.

3.5. Patent Enforcement, Filing, and Maintenance. Neither Party shall have any obligation to (a) enforce or assert any Patent licensed under this Settlement Agreement against any third party; (b) maintain any Patent licensed under this Settlement Agreement; or (c) file applications for or prosecute any additional Patents or Patent Applications.

3.6. Reservation of Rights for [***]. Notwithstanding anything to the contrary in this Settlement Agreement, the license to Quanergy of Velodyne Licensed Patents excludes [***] as set forth in Section 3.2. In addition:

a.

Velodyne reserves all rights to Velodyne Licensed Patents within [***]. For avoidance of doubt, Quanergy understands that if Quanergy makes, has made, uses, sells, offers for sale, or imports rotational lidar within the Field of Exclusivity, Velodyne shall have the right to sue Quanergy for patent infringement.

b.

Velodyne may notify Quanergy that [***] is no longer in effect, at which time, the definition of Quanergy License Product shall be automatically adjusted to the new broader scope, royalties shall accrue, and licenses and covenants shall apply accordingly.

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4.	Representations, Warranties and Covenants

4.1. Velodyne’s Representations and Warranties. Velodyne hereby represents and warrants as of the Effective Date that: (a) Velodyne owns the Velodyne Licensed Patents, and has the right to grant the license, releases and covenants with respect to the Velodyne Licensed Patents as set forth in this Settlement Agreement; (b) it has not assigned or otherwise transferred to any other person any rights to the Velodyne Licensed Patents that would prevent Velodyne from entering into this Settlement Agreement; and (c) the person executing this Settlement Agreement on behalf of Velodyne has the full right and authority to enter into this Settlement Agreement on Velodyne’s behalf.

4.2. Quanergy’s Representations and Warranties. Quanergy hereby represents and warrants as of the Effective Date that: (a) Quanergy owns the Quanergy Patents, and has the right to grant the licenses, releases, and covenants with respect to the Quanergy Patents as set forth in this Settlement Agreement; (b) it has not provided, assigned or otherwise transferred to any other person any rights, to the patents and applications in any Quanergy Patents; and (c) the person executing this Settlement Agreement on behalf of Quanergy has the full right and authority to enter into this Settlement Agreement on Quanergy’s behalf.

4.3. Disclaimer. EACH PARTY HEREBY DISCLAIMS (AND THE OTHER PARTY HEREBY ACCEPTS SUCH DISCLAIMER) ANY REPRESENTATION OR WARRANTY THAT (A) ANY PRODUCT LICENSED UNDER THIS SETTLEMENT AGREEMENT WILL BE FREE FROM INFRINGEMENT OF THIRD PARTY PATENTS; (B) ANY PATENT LICENSED UNDER THIS SETTLEMENT AGREEMENT IS VALID OR ENFORCEABLE; AND (C) ANY PATENT LICENSED UNDER THIS SETTLEMENT AGREEMENT IS FIT FOR ANY PURPOSE OF ANY KIND. Except for the express warranties made in Section 4, the Parties make no representations or warranties, express, implied or statutory.

5.	Reporting, Payment Terms and Audit

5.1. Quarterly Reports. Within [***] following the end of each calendar quarter during the Term, Quanergy shall provide to Velodyne a written report, in the form attached as Royalty Report Appendix, stating at least the following information:

a.	Net Sales of and the total unit number of Quanergy Licensed Products sold or transferred by Quanergy during such quarter; and

b.

The number of Quanergy Licensed Products received from Quanergy by each customer and/or distributor, in each case during such quarter. In connection with the audit in Section 5.8, the auditors have the right to contact such customers and/or distributors to confirm such reported information; and

c.	Number of Quanergy Licensed Products that Quanergy used for its own purposes that entered service during such quarter; and

d.	Quanergy Licensed Product by product name and per unit price; and

e.	A calculation of the royalty due for such quarter pursuant to the Royalty Appendix.

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5.2. Quarterly Payments. Within [***] days following Quanergy’s transmission of a [***] report to Velodyne (but in no event later than [***] days following [***]), Quanergy shall pay to Velodyne the Quarterly Royalty due pursuant to the Royalty Appendix.

5.3. Late Payments. Late payments shall accrue interest at an annual rate of the Prime Rate as reported by The Wall Street Journal’s bank survey on January 31 of that calendar year plus [***], but in no event less than [***]. The late payment shall be calculated on a daily basis from the day a payment is due until such payment is actually received by Velodyne.

5.4. Currency. All payments under this Settlement Agreement shall be made in United States Dollars.

5.5. Payments. All payments made under this Settlement Agreement shall be made to Velodyne by wire transfer to an account identified by Velodyne and which may be updated upon notice from Velodyne. Upon the Effective Date, Velodyne’s account information is as follows for wire transfer:

[***]

5.6. Taxes. Any payments stated in the Settlement Agreement are exclusive of VAT, other surcharges, and any other taxes other than withholding tax. If Quanergy is obliged to pay VAT, other surcharges or other taxes other than withholding tax, to Velodyne, Quanergy will do so by paying an additional amount, on top of the stated amount. If Quanergy is legally required by any valid governmental authority to withhold taxes on any royalty payments due hereunder, Quanergy shall be entitled to withhold such amount provided that Quanergy shall (a) use all reasonable efforts to minimize such amounts; and (b) provide all reasonable documentation of the payment of such taxes for the benefit of Velodyne.

5.7. Books and Records. Quanergy shall keep complete written books and records sufficient to support and generate all data required to be provided to Velodyne pursuant to Section 5.1 (the “Records”). Quanergy shall keep the Records intact and available for inspection during the term of this Settlement Agreement and for a period of two (2) years after any expiration or termination of this Settlement Agreement.

5.8. Audit. No more than [***], Velodyne shall be entitled to conduct an Audit of the Records for any period during the Term. Such audit shall be conducted by an outside accounting and/or auditing firm mutually agreeable to the Parties who has signed an agreement with appropriate confidentiality obligations with Quanergy (the “Auditor”). Upon completion of each such audit, the Auditor shall report to Velodyne and Quanergy its conclusion including without limitation, the quality and sufficiency of the Records, any amount of overpayment or underpayment of royalties for the period under examination. If the audit concludes that Quanergy has overpaid royalties, such overpayment shall be deemed a credit against future royalty payments (unless the Settlement Agreement has expired or terminated and no future royalties are due, in which case, Velodyne shall refund the overpayment within [***] days following Velodyne’s confirmation of the audit). If the audit concludes that Quanergy has underpaid royalties, Quanergy shall pay to Velodyne the amount of such underpayment plus applicable interest (pursuant to Section 5.3) within [***] days after Quanergy receives a notice from Velodyne confirming and requesting the

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underpayment. In addition to the Records, the Auditor shall be entitled to review the customer confirmations of any sales data and any publicly available information (“Public Data”) that may be relevant to determining the accuracy of Quanergy’s Records and quarterly reports. If the Public Data reasonably indicates that Quanergy has underreported and/or underpaid the amount of royalties due, the Auditor may use such Public Data to determine the actual royalties due even if such amount is greater than indicated by the Records. If any audit reveals an under report and/or underpayment of [***], for any quarter during the period under audit, then in addition to all other payments due from Quanergy to Velodyne, Quanergy shall also pay all costs of the audit.

6.	Term and Termination

6.1. Term. Unless earlier terminated pursuant to Section 6.2, the Term of this Agreement shall expire upon termination of the last in time Licensed Patent of either Party to expire.

6.2. Termination. Quanergy’s failure either to (a) perform as set forth in Sections 2.4 (Payment for Legal Costs), 5.1 (Quarterly Reports), and 5.2 (Quarterly Payments); or (b) cooperate with an audit and/or make any payments required therefrom as set forth in Section 5.8 shall be deemed a material breach of this Settlement Agreement. Velodyne shall have the right to terminate this Settlement Agreement and the licenses granted to Quanergy herein upon notice to Quanergy if Quanergy fails to cure any material breach of this Settlement Agreement with thirty (30) days following notice of such breach.

6.3. Survival. All payment obligations that accrue prior to the end of the Term shall survive any expiration or termination of this Settlement Agreement. In addition, Sections, 1, 2 (except 2.5 “Contesting Validity”), 3.1, 3.2 (after the payment of the amounts in 2.4), 3.3, 3.4, 3.5, 4, 5.3, 5.4, 5.5, 5.6, 5.7 (for 2 years after the termination or expiration of the Agreement), 5.8 (for 2 years after the termination or expiration of the Agreement), 6, and 8 shall survive any expiration or termination of this Settlement Agreement.

7.	Acquisitions and Change of Control

7.1. Quanergy.

a.

Stand-Alone Divestiture. If during the Term, Quanergy divests all or any part of its business associated with Quanergy Licensed Products, and the divested entity is not Controlled by such Party, then such divested entity shall be entitled to take a patent license from Velodyne on the same terms and conditions as those contained in this Settlement Agreement (other than the payment of the Initial Payment to the extent already paid) and Velodyne shall grant such a license to such entity provided that such entity notifies Velodyne of its request for such a license within ninety (90) days following the divestiture from Quanergy.

b.

Change of Control. If during the Term, (i) Quanergy undergoes a Change of Control, or (ii) Quanergy divests all or substantially all of its business associated with Quanergy Licensed Products and such business is acquired by another entity, (in either case, the entity that acquires Control of Quanergy or that acquires the Quanergy Licensed Product business being the “Acquiring Entity”) the license granted under Section 3.2 shall transfer to the Acquiring Entity subject to the following limitations:

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1.	The Quanergy Licensed Products that were bona fide sold, offered for sale, being developed, or provided under the license granted to Quanergy at the time of such assignment, and

2.

Any updates or bug fixes of such Quanergy Licensed Products. For the avoidance of doubt, an “update” may include improvements and enhancements to features and functionality that are natural evolutions of the Licensed Product.

c.	Any assignment or transfer in violation of this Section 7.1 shall be null and void.

7.2. Velodyne.

a.

Stand-Alone Divestiture. If during the Term, Velodyne divests all or any part of its business associated with Velodyne Products, and the divested entity is not Controlled by such Party, then such divested entity shall be entitled to take a patent license from Quanergy on the same terms and conditions as those contained in this Settlement Agreement and Quanergy shall grant such a license to such entity provided that such entity notifies Quanergy of its request for such a license within [***] days following the divestiture from Velodyne.

b.

Change of Control. If during the Term, (i) Velodyne undergoes a Change of Control, or (ii) Velodyne divests all or substantially all of its business associated with Velodyne Products and such business is acquired by another entity, (in either case, the entity that acquires Control of Velodyne or that acquires the Velodyne Product business being the “Velodyne Acquiring Entity”) the license granted under Section 3.1 shall transfer to the Velodyne Acquiring Entity subject to the following limitations::

1.

The Velodyne Products that were bona fide sold, offered for sale, provided, or being developed under the license granted to Velodyne at the time of such assignment (and, if being developed, are generally commercially released within [***] after such assignment), and

2.

Any updates or bug fixes of such Velodyne Products. For the avoidance of doubt, an “update” may include improvements and enhancements to features and functionality that are natural evolutions of the Velodyne Product.

c.	Any assignment or transfer in violation of this Section 7.2 shall be null and void.

Confidential

8.	Miscellaneous

8.1. No Admission. The considerations, compromise and settlement as set forth in this Settlement Agreement does not constitute a ruling on the merits, an admission as to any issue of fact or principle at law or an admission of liability of any Party or any Affiliate of any Party. It is also expressly agreed that neither this Settlement Agreement, its execution, the performance of any of its terms nor any of its contents shall be offered or used in any proceeding as evidence against either Party or an admission of liability for patent infringement, validity, or willfulness, or for the determination of royalty rights, lost royalties, damages, or for any other purpose.

8.2. Encumbrances Run with Patents. The Parties agree that all licenses, releases, and covenants as set forth in this Settlement Agreement shall run with the corresponding Quanergy Licensed Patents and Velodyne Licensed Patents and shall be binding on any successor-in-interests or assigns thereto. When a Party assigns, sells, or otherwise transfers a patent and/or any rights to a patent to a third party, the Party and the third party shall agree, in writing, that the third party shall be bound by the licenses, releases, and covenants of this Settlement Agreement as part of such assign, sell, or transfer.

8.3. Language. The language of this Settlement Agreement is English and all correspondence regarding this Settlement Agreement shall be provided in English.

8.4. Governing Law. This Settlement Agreement will be governed by the laws of the State of California without regard to that State’s choice of laws, and where applicable, United States Federal Law.

8.5. Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this contract, including the formation, interpretation, breach, termination or validity thereof, and whether the claims asserted are arbitrable, shall be referred to and finally determined by arbitration in accordance with the JAMS Comprehensive Arbitration Rules and Procedures. The Tribunal shall consist of one arbitrator. The selected arbitrator must be an attorney licensed to practice law in at least one (1) state of the United States and must have at least twenty (20) years of experience in US patent litigation. The costs of the arbitration shall be borne by the non-prevailing Party. The place of arbitration shall be Santa Clara County, California. The language to be used in the arbitral proceedings shall be English. Judgment upon the award rendered by the arbitrator may be entered in any state or federal court. This clause shall not preclude either Party from seeking enforcement in a court of appropriate jurisdiction the Parties’ obligations to participate in arbitration as set forth in this Settlement Agreement. Either party may seek enforcement of any final arbitration decision, including without limitation any awards granted therein, in any court of competent jurisdiction.

8.6. Bankruptcy. All licenses and rights to licenses granted under or pursuant to this Settlement Agreement by Velodyne to Quanergy and by Quanergy to Velodyne are intended to be, for purposes of Section 365 of the United States Bankruptcy Code (“Section 365(n)”) and any such equivalent law in the United States or any other country, licenses of rights to “intellectual property” as that term is defined under Section 101(3)(A) of the United States Bankruptcy Code. The Parties further agree that the non-bankrupt Party, as licensee of such rights under this Settlement Agreement, shall retain and may fully exercise all of its rights and elections under Section 365(n) and any such equivalent law.

Confidential

8.7. Notices. All notices under this Settlement Agreement shall be in writing and shall be deemed effective when received. Notices may be sent by US mail or by email to the notice addresses listed below. Either Party may update its notice address by notice to the other Party.

For Velodyne:

Office of the General Counsel

Velodyne Lidar, Inc.

5521 Hellyer Ave

San Jose, CA 95138

For Quanergy:

Office of the General Counsel

Quanergy Systems, Inc.

433 Lakeside Drive

Sunnyvale, CA 94085

8.8. Interpretation. Each Party has had full and fair opportunity to negotiate and draft the language of this Settlement Agreement. Therefore, ambiguities arising in this Settlement Agreement will not be construed against either Party.

8.9. Entire Agreement and Amendments. This Settlement Agreement constitutes and contains the entire agreement between the Parties, and supersedes any and all prior negotiations, conversations, correspondence, understandings, and letters respecting the subject matter hereof. This Settlement Agreement may be amended or modified or one or more provisions hereof waived only by a written instrument signed by the Parties.

8.10. Severability and Captions. If one or more provisions of this Settlement Agreement are held to be invalid or unenforceable under applicable law, such provision shall be excluded from this Settlement Agreement, and replaced with a valid provision which most closely approximates the intent and effect of the invalid provision. The captions to this Settlement Agreement are for convenience only and are to be of no force or effect in construing and interpreting the provisions of this Settlement Agreement.

8.11. Counterparts. This Settlement Agreement may be executed in counterparts, and such counterparts may be exchanged via electronic transmission. Each such counterpart shall be deemed an original, and all of which taken together shall be deemed a single document.

Confidential

8.12. Confidentiality. The terms of this Settlement Agreement are confidential to the Parties. Notwithstanding the foregoing, either Party shall be free to comply with any disclosure required or deemed advisable under the Federal securities laws, compelled by a government entity of competent jurisdiction, any regulatory or compliance requirement, and/or accounting or auditing purposes so long as the Party disclose no more than is required and takes all reasonable actions to keep such disclosures confidential. In addition, each Party shall be permitted to issue a press release announcing the settlement, as long as such press release is factual in nature and does not disclose more information about the terms of the settlement than required or deemed advisable under the Federal securities laws. Notwithstanding the above, a Party may disclose the terms of this Settlement Agreement, without prior written consent of the other Party, to its employees, agents, attorneys, and actual and potential investors, with a need to know such information and who are obligated per a written agreement to protect the information. Notwithstanding anything to the contrary, either Party may freely disclose the existence of this Settlement Agreement and the fact that such Party is licensed under the Patents of the other Party, including a general description of the field(s) of use to which each Party is licensed.

8.13. Binding Effect. Unless otherwise provided, this Settlement Agreement and the terms, obligations, and rights in it shall be binding upon and shall inure to the benefit of the Parties and their respective Affiliates, successors, and assigns.

Agreed by:

Velodyne Lidar USA, Inc.	Quanergy Systems Inc.

Daniel Horwood	Jerry Allison
Print Name	Print Name

General Counsel	General Counsel
Title	Title

/s/ Daniel Horwood	/s/ Jerry Allison
Signature	Signature

November 23, 2022	November 23, 2022
Date	Date

Confidential

ROYALTY APPENDIX

Royalty and Calculations

For each calendar quarter or portion thereof during the Term, royalty payments are owed (“Royalty Payments”) at the following rate (“Royalty Rate”). Royalty Payments shall be accrued on Net Sales for Quanergy Licensed Products. The Royalty Payment is determined as follows:

1.

Determine the Net Sales of Quanergy Licensed Products for the current quarter (“Quarterly Net Sales”). Note, current quarter and current year means the quarter and year for which the royalties are being calculated.

2.

Determine the cumulative Net Sales of Quanergy Licensed Products from the Effective Date to the end of the current Quarter (“Cumulative Net Sales”). Note, current quarter and current year means the quarter and year in for which the royalties are being calculated.

3.	The applicable Royalty Rate is (a) [***] for the quarter when the Cumulative Net Sales are [***] (b) [***] for the quarter when the Cumulative Net Sales [***].

4.	The amount of Royalty Payments for the quarter (“Quarterly Royalty”) is obtained by multiplying Quarterly Net Sales by the Royalty Rate.

Confidential

LICENSED PATENTS APPENDIX

VELODYNE LICENSED PATENTS

THE PATENT FAMILY THAT COVERS THE INVENTION CLAIMED IN THE FOLLOWING US PATENT:

[***]

QUANERGY LICENSED PATENTS

THE PATENT FAMILIES THAT RELATE TO THE FOLLOWING QUANERGY PATENTS OR APPLICATION:

[***]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 9, 2022

Quanergy Systems, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39222	88-0535845
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 Lakeside Drive
Sunnyvale, California	94085
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: 408 245-9500

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	QNGY	New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $230.00 per share	QNGY WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.03. Bankruptcy or Receivership.

On December 13, 2022, Quanergy Systems, Inc. (the “Company”) filed a voluntary petition (Case No. 22-11305) for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (such court, the “Court” and such case, the “Case”). The Company will continue to operate its business as a “debtor-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. To ensure its ability to continue operating in the ordinary course of business, the Company has filed with the Court motions seeking a variety of “first-day” relief (collectively, the “First Day Motions”). The Company’s objective in the Case is to consummate a sale of substantially all of its assets to the highest bidder. Additional information about the Case, including access to Court documents, is available online at https://cases.stretto.com/Quanergy, a website administered by Bankruptcy Management Solutions, Inc., a third-party bankruptcy claims and noticing agent. The information on this website is not incorporated by reference into, and does not constitute part of, this Current Report on Form 8-K.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Lisa Kelley

On December 9, 2022, Lisa Kelley, a member of the Company’s Board of Directors (the “Board”), notified the Company of her intention to resign from the Board, effective December 12, 2022. Ms. Kelley has indicated that her departure from the Board was for personal reasons, and was not the result of any disagreement with management or the Board. In connection with Ms. Kelley’s resignation, the Board decreased the authorized size of the Board from seven (7) to six (6) members, effective as of December 12, 2022.

Retirement of Kevin J. Kennedy

On December 13, 2022, the Company announced that Mr. Kevin J. Kennedy, Chairman and Chief Executive Officer of the Company, has elected to retire as Chief Executive Officer, effective December 31, 2022. Mr. Kennedy’s retirement is not the result of any disagreement with the Company’s policies, practices or procedures. Mr. Kennedy will continue to serve as non-executive Chairman of the Board.

The Company entered into a Separation Agreement, dated December 9, 2022 (“Separation Agreement”), with Mr. Kennedy. Pursuant to the Separation Agreement, Mr. Kennedy will receive a lump-sum cash payment of $285,000 in recognition of his ongoing service and leadership as Chairman of the Board and valuable continued contributions to the Company in that capacity. All of Mr. Kennedy’s outstanding stock options and other equity awards, to the extent not previously vested, will continue to vest pursuant to their respective terms and conditions while he remains in service as a member of the Board. Mr. Kennedy will not receive any separate director fees or other compensation for his continued service on the board. The Separation Agreement also contains confidentiality, non-solicitation and non-disparagement covenants, and a general release of claims on the part of Mr. Kennedy.

The foregoing summary of the Separation Agreement is qualified in its entirety by the Separation Agreement itself, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Appointment of Lawrence Perkins

On December 12, 2022, the Company appointed Lawrence Perkins as Chief Restructuring Officer and President. Mr. Perkins, age 45, is the founder and Chief Executive Officer of SierraConstellation Partners LLC (“SCP”), an interim management and advisory firm, which he founded in 2013. Mr. Perkins has served in a variety of senior-level positions, including interim CEO/President, Chief Restructuring Officer, board member, financial advisor, strategic consultant and investment banker, to numerous private and public middle-market companies.

On December 12, 2022, the Company and SCP entered into an engagement agreement pursuant to which Mr. Perkins will serve as the Company’s Chief Restructuring Officer and President. SCP’s fees for such services will be billed at a monthly fixed fee of $37,500, plus reimbursable expenses at costs. The Company will file an application with the

Court seeking authority to appoint Mr. Perkins as Chief Restructuring Officer and President, and as such, such appointment is subject to Court approval. The Company and Mr. Perkins did not enter into, and do not anticipate entering into, any compensatory arrangements in connection with his performance as the Company’s Chief Restructuring Officer and President that are in addition to any fees paid to SCP in connection with its services provided to the Company. Other than as described above, there are no arrangements or understandings between Mr. Perkins and any other person pursuant to which he was appointed to serve as principal restructuring officer of the Company. There are no family relationships between Mr. Perkins and any director or executive officer of the Company. Mr. Perkins does not have a direct or indirect material interest in any “related party” transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Retention Agreements

As part of a retention program approved by the Board, on December 11, 2022, the Company entered into a Retention Agreement (collectively, the “Retention Agreements”) with each of Patrick Archambault, the Company’s Chief Financial Officer, Enzo Signore, the Company’s Chief Marketing Officer, and Bradley Sherrard, the Company’s Chief Revenue Officer.

The Retention Agreements provide for a lump sum cash payment on December 12, 2022 equal to approximately 16% to 25% of the individuals base salary, or $72,500, $67,500, and $48,333, less applicable tax withholdings and deductions, to Messrs. Archambault, Signore and Sherrard, respectively (each, a “Retention Payment”), provided that, each officer must remain continuously employed with the Company through the earlier of (i) the closing of a sale transaction of substantially all of the Company’s assets, (ii) the effective date of a plan of liquidation under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Proceeding”), or (iii) the conversion of the Bankruptcy Proceeding to a case under Chapter 7 of the United States Bankruptcy Code. If, prior to the occurrence of one of (i), (ii) or (iii) above, an officer resigns their employment for any reason, other than due to their death or disability, or they are terminated by the Company for Cause (as defined in the Retention Agreement), the officer will not earn any portion of the Retention Payment and must repay the entire amount of the Retention Payment (net of tax withholdings) to the Company no later than sixty days following the date on which such officer’s employment is terminated.

The foregoing description of the Retention Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Retention Agreements, a form of which is filed as Exhibit 10.2 hereto and incorporated by reference herein.

Item 7.01. Regulation FD Disclosure.

On December 13, 2022, the Company issued a press release announcing that it had entered into the Case. A copy of that press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Item 7.01 shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” “will likely result” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, are forward-looking statements, including statements regarding: plans for Mr. Kennedy’s retirement and continued service on the Company’s board of directors; the Company’s intentions to broaden its marketing efforts for the sale of business or assets; plans to seek an expedited sale process; intentions regarding the use of cash while in bankruptcy; the demand environment and supply chain dynamics and their impact on the growth and scale of the Company’s business; the continued prioritization of customer needs; and expectations regarding the ability to maintain operations in the ordinary course while in Bankruptcy proceedings . These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; the overall level of consumer demand for the Company’s products; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the financial strength of the Company’s customers; the Company’s ability to implement its business strategy; changes in governmental regulation, the Company’s exposure to litigation claims and other loss contingencies; disruptions and other impacts to the Company’s business, as a result of the COVID-19 global pandemic and government actions and restrictive measures implemented in response; stability of the Company’s suppliers and the impact of supply chain constraints, as well as consumer demand for its products; the impact that global climate change trends may have on the Company and its suppliers and customers; the Company’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, the Company’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency fluctuations; the Company’s ability to utilize potential net operating loss carryforwards; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks; and other risks and uncertainties indicated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including under the “Risk Factors” heading of the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views only as of the date of this press release. The Company anticipates that subsequent events and developments will cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

10.1	Separation Agreement dated December 9, 2022 between the Company and Mr. Kevin J. Kennedy

10.2	Form of Retention Agreement.

99.1	Press Release Dated December 13, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

QUANERGY SYSTEMS, INC.

Dated: December 13, 2022	By:	/s/ Patrick Archambault
Patrick Archambault Chief Financial Officer

Exhibit 10.1

December 9, 2022

Kevin Kennedy

VIA EMAIL/DOCUSIGN

Dear Kevin:

This letter sets forth the substance of the separation agreement (the “Agreement”) that Quanergy Systems, Inc. (the “Company”) is offering to you.

1.    SEPARATION. You and the Company have agreed that you will retire as Chief Executive Officer and your employment will terminate, effective December 31, 2022 (the “Separation Date”). Although your employment is ending, you will remain Chair of the Board of Directors.

2.    ACCRUED SALARY AND PAID TIME OFF. On the Separation Date, the Company will pay you all accrued salary earned through the Separation Date, subject to standard payroll deductions and withholdings, as well as any accrued and unused PTO/vacation. You are entitled to this payment by law.

3.    SEPARATION PAYMENT. If you timely sign this Agreement, allow it to become effective, and comply with your obligations under it, the Company will pay you separation pay in a lump sum equal to $285,000 in recognition of your ongoing service and leadership as Chairman of the Board and for your valuable continued contributions to the Company in that capacity. The payment will be subject to any applicable deductions and withholdings. You will not be entitled to receive any compensation under the Non-Employee Director Compensation Policy. If you resign as Chairman of the Board prior to the date that is sixty (60) days following your entry into this Agreement, the Company shall be entitled to repayment from you in an amount equal to 50% of the separation payment.

4.    HEALTH INSURANCE. To the extent provided by the federal COBRA law or, if applicable, state insurance laws, and by the Company’s current group health insurance policies, you will be eligible to continue your group health insurance benefits at your own expense following the Separation Date. Later, you may be able to convert to an individual policy through the provider of the Company’s health insurance, if you wish. You will be provided with a separate notice describing your rights and obligations under COBRA and a form for electing COBRA coverage.

5.    STOCK OPTIONS. Your equity awards will continue to vest pursuant to the existing terms and conditions while you remain in service as a member of the Board of Directors.

6.    OTHER COMPENSATION OR BENEFITS. You acknowledge that, except as expressly provided in this Agreement, you have not earned and will not receive from the Company any additional compensation (including base salary, bonus, incentive compensation, or equity), severance, or benefits before or after the Separation Date, with the exception of any vested right you may have under the express terms of a written ERISA-qualified benefit plan (e.g., 401(k) account) or any vested stock options. You further acknowledge and agree that you are not entitled to any payments or other benefits from the Company under the terms of your offer letter from the Company dated March 14, 2020 or under the terms of the Company’s Retention Plan.

7.    EXPENSE REIMBURSEMENTS. You agree that, within thirty (30) days after the Separation Date, you will submit your final documented expense reimbursement statement reflecting all business expenses you incurred through the Separation Date, if any, for which you seek reimbursement. The Company will reimburse you for these expenses pursuant to its regular business practice.

8.    RELEASE OF CLAIMS.

(a)    General Release of Claims. In exchange for the consideration provided to you under this Agreement to which you would not otherwise be entitled, you hereby generally and completely release the Company, and its affiliated, related, parent and subsidiary entities, and its and their current and former directors, officers, employees, shareholders, partners, agents, attorneys, predecessors, successors, insurers, affiliates, and assigns from any and all claims, liabilities, demands, causes of action, and obligations, both known and unknown, arising from or in any way related to events, acts, conduct, or omissions occurring at any time prior to and including the date you sign this Agreement.

(b)    Scope of Release. This general release includes, but is not limited to: (i) all claims arising from or in any way related to your employment with the Company or the termination of that employment; (ii) all claims related to your compensation or benefits from the Company, including salary, bonuses, commissions, vacation pay, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership, equity, or profits interests in the Company; (iii) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; (iv) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (v) all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys’ fees, or other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act of 1990, the California Labor Code (as amended), the California Family Rights Act, the Age Discrimination in Employment Act (“ADEA”) and the California Fair Employment and Housing Act (as amended). You acknowledge that you have been advised, as required by California Government Code Section 12964.5(b)(4), that you have the right to consult an attorney regarding this Agreement and that you were given a reasonable time period of not less than five business days in which to do so. You further acknowledge and agree that, in the event you sign this Agreement prior to the end of the reasonable time period provided by the Company, your decision to accept such shortening of time is knowing and voluntary and is not induced by the Company through fraud, misrepresentation, or a threat to withdraw or alter the offer prior to the expiration of the reasonable time period, or by providing different terms to employees who sign such an agreement prior to the expiration of the time period.

(c)    ADEA Release. You acknowledge that you are knowingly and voluntarily waiving and releasing any rights you have under the ADEA, and that the consideration given for the waiver and releases you have given in this Agreement is in addition to anything of value to which you were already entitled. You further acknowledge that you have been advised, as required by the ADEA, that: (i) your waiver and release does not apply to any rights or claims arising after the date you sign this Agreement; (ii) you should consult with an attorney prior to signing this Agreement (although you may choose voluntarily not to do so); (iii) you have twenty-one (21) days to consider this Agreement (although you may choose voluntarily to sign it sooner); (iv) you have seven (7) days following the date you sign this Agreement to revoke this Agreement (in a written revocation sent to the Company); and (v) this Agreement will not be effective until the date upon which the revocation period has expired, which will be the eighth day after you sign this Agreement provided that you do not revoke it (the “Effective Date”).

(d)    Section 1542 Waiver. In giving the release herein, which includes claims which may be unknown to you at present, you acknowledge that you have read and understand Section 1542 of the California Civil Code, which reads as follows: “A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.” You hereby expressly waive and relinquish all rights and benefits under that section and any law of any other jurisdiction of similar effect with respect to your release of claims herein, including but not limited to your release of unknown claims.

(e)    Exceptions. Notwithstanding the foregoing, you are not releasing the Company hereby from: (i) any obligation to indemnify you pursuant to the Articles and Bylaws of the Company, any valid fully executed indemnification agreement with the Company, applicable law, or applicable directors and officers liability insurance; (ii) any claims that cannot be waived by law; or (iii) any claims for breach of this Agreement.

(f)    Protected Rights. You understand that nothing in this Agreement limits your ability to file a charge or complaint with the Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, the Occupational Safety and Health Administration, the California Department of Fair Employment and Housing, the Securities and Exchange Commission or any other federal, state or local governmental agency or commission (“Government Agencies”). You further understand this Agreement does not limit your ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company. While this Agreement does not limit your right to receive an award for information provided to the Securities and Exchange Commission, you understand and agree that, to maximum extent permitted by law, you are otherwise waiving any and all rights you may have to individual relief based on any claims that you have released and any rights you have waived by signing this Agreement. Nothing in this Agreement prevents you from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that you have reason to believe is unlawful.

9.    RETURN OF COMPANY PROPERTY. You agree that, by the Separation Date, or earlier if requested by the Company, you will return to the Company all Company documents (and all copies thereof) and other Company property in your possession or control, including, but not limited to, Company files, notes, drawings, records, plans, forecasts, reports, studies, analyses, proposals, agreements, drafts, financial and operational information, research and development information, sales and marketing information, customer lists, prospect information, pipeline reports, sales reports, personnel information, specifications, code, software, databases, computer-recorded information, tangible property and equipment (including, but not limited to, computing and electronic devices, mobile telephones, servers), credit cards, entry cards, identification badges and keys; and any materials of any kind which contain or embody any proprietary or confidential information of the Company (and all reproductions or embodiments thereof in whole or in part). Notwithstanding the foregoing, you are permitted to retain those Company documents and records that are necessary for your continued Board service.

10.    CONFIDENTIAL INFORMATION OBLIGATIONS. You acknowledge and reaffirm your continuing obligations under your Employee Confidential Information and Inventions Assignment Agreement, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

11.     NON-DISPARAGEMENT. You agree not to disparage the Company, its officers, directors, employees, shareholders, parents, subsidiaries, affiliates, and agents, in any manner likely to be harmful to its or their business, business reputation, or personal reputation; provided that you may respond accurately and fully to any request for information if required by legal process or in connection with a government investigation. In addition, nothing in this provision or this Agreement is intended to prohibit or restrain you in any manner from making disclosures protected under the whistleblower provisions of federal or state law or regulation or other applicable law or regulation or as set forth in the section of this Agreement entitled “Protected Rights.” In response to any reference request from a prospective employer, the Company will only confirm your dates of employment and positions held.

12.    NO VOLUNTARY ADVERSE ACTION. You agree that you will not voluntarily (except in response to legal compulsion or as permitted under the section of this Agreement entitled “Protected Rights”) assist any person in bringing or pursuing any proposed or pending litigation, arbitration, administrative claim or other formal proceeding against the Company, its parent or subsidiary entities, affiliates, officers, directors, employees or agents.

13.    COOPERATION. You agree to cooperate fully with the Company in connection with its actual or contemplated defense, prosecution, or investigation of any claims or demands by or against third parties, or other matters arising from events, acts, or failures to act that occurred during the period of your employment by the Company. Such cooperation includes, without limitation, making yourself available to the Company upon reasonable notice, without subpoena, to provide complete, truthful and accurate information in witness interviews, depositions, and trial testimony. The Company will reimburse you for reasonable out-of-pocket expenses you incur in connection with any such cooperation (excluding foregone wages) and will make reasonable efforts to accommodate your scheduling needs.

14.    NO ADMISSIONS. You understand and agree that the promises and payments in consideration of this Agreement shall not be construed to be an admission of any liability or obligation by the Company to you or to any other person, and that the Company makes no such admission.

15.    REPRESENTATIONS. You hereby represent that you have: been paid all compensation owed and for all hours worked; received all leave and leave benefits and protections for which you are eligible pursuant to the Family and Medical Leave Act, the California Family Rights Act, or otherwise; and not suffered any on-the-job injury for which you have not already filed a workers’ compensation claim.

16.    DISPUTE RESOLUTION. You and the Company agree that any and all disputes, claims, or controversies of any nature whatsoever arising from, or relating to, this Agreement or its interpretation, enforcement, breach, performance or execution, your employment or the termination of such employment (including, but not limited to, any statutory claims) (collectively, “Claims”, each a “Claim”), shall be resolved, pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16, and to the fullest extent permitted by law, by final, binding and confidential arbitration in a mutually acceptable location conducted before a single neutral arbitrator by JAMS, Inc. (“JAMS”) or its successor, under the then applicable JAMS Arbitration Rules and Procedures for Employment Disputes (available at http://www.jamsadr.com/rules-employment-arbitration/). By agreeing to this arbitration procedure, both you and the Company waive the right to have any Claim resolved through a trial by jury or judge or an administrative proceeding. You will have the right to be represented by legal counsel at any arbitration proceeding, at your own expense. This paragraph shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, including, without limitation, claims brought pursuant to the California Private Attorneys General Act of 2004, as amended, to the extent such claims are not permitted by applicable law to be submitted to mandatory arbitration and the applicable law(s) are not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”). In the event you intend to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be publicly filed with a court, while any other claims will remain subject to mandatory arbitration. The arbitrator shall have sole authority for determining if a Claim is subject to arbitration, and any other procedural questions related to the dispute and bearing on the final disposition. In addition, the arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The Company shall pay all JAMS arbitration fees. Nothing in this Agreement shall prevent you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

17.    MISCELLANEOUS. This Agreement, including Exhibit A, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to its subject matter. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. This Agreement may not be modified or amended except in a writing signed by both you and a duly authorized officer of the Company. This Agreement will bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question will be modified by the court so as to be rendered enforceable to the fullest extent permitted by law, consistent with the intent of the parties. This Agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of California without regard to conflict of laws principles. Any ambiguity in this Agreement shall not be construed against either party as the drafter. Any waiver of a breach of this Agreement shall be in writing and shall not be deemed to be a waiver of any successive breach. This Agreement may be executed in counterparts and electronic or facsimile signatures will suffice as original signatures.

If this Agreement is acceptable to you, please sign below and return the original to me. You have twenty-one (21) calendar days to decide whether to accept this Agreement, and the Company’s offer contained herein will automatically expire if you do not sign and return it within that timeframe.

Sincerely,

By:	/s/ Patrick Archambault
Patrick Archambault
Chief Financial Officer

I HAVE READ, UNDERSTAND AND AGREE FULLY TO THE FOREGOING AGREEMENT:

/s/ Kevin Kennedy
Kevin Kennedy

December 9, 2022
Date

EXHIBIT A

EMPLOYEE CONFIDENTIAL INFORMATION

AND INVENTIONS ASSIGNMENT AGREEMENT

Exhibit 10.2

CONFIDENTIAL

December 11, 2022

VIA EMAIL/DOCUSIGN

Dear                 ,

This letter is to inform you that, in recognition of your critical role with Quanergy Systems, Inc. (the “Company”), the Company hereby offers you the opportunity to participate in the Company’s newly adopted retention plan (the “Retention Plan”), subject to your agreement to the terms and conditions of this letter agreement (this “Agreement”).

1.

Incentive Bonus: Upon your entry into this Agreement, you will be entitled to receive a retention bonus of $         (less deductions and withholdings) on December 12, 2022 (the “Retention Bonus”); provided, however, the Retention Bonus will not be considered earned and you will be required to repay the Retention Bonus in full within sixty (60) days after your last day of employment if you resign your employment for any reason, other than due to your death or disability, or are terminated by the Company for Cause,[1] prior to the earliest of any of the following: (i) the closing of a sale transaction of substantially all of the Company’s assets, (ii) the effective date of a plan of liquidation under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Proceeding”), or (iii) the conversion of the Bankruptcy Proceeding to a case under Chapter 7 of the United States Bankruptcy Code. Amounts payable under this Agreement shall be subject to withholding for federal, state, local, or foreign taxes (including, but not limited to, any social security contributions) as shall be required to be withheld pursuant to any applicable law or regulation.

2.

Release of Claims: In full consideration of this Agreement, you hereby release and forever discharge the Company, its principals, shareholders, owners, officers, directors, managers, employees, agents, and their predecessors, successors and assigns, affiliates, parents or subsidiaries, executors and administrators of and from any and all manner of actions and causes of action, suits, debts, claims, and demands whatsoever in law or in equity, that you ever had or may now have, related to any other retention program or bonus plan between

[1]

“Cause” shall mean (1) willful and material breach of any provision of this Agreement; (2) material failure to follow the lawful, written instructions or directions from the Chief Executive Officer, other chief officer or Company President, or the boards of directors or managers of the Company; (3) any act of fraud or dishonesty including, but not limited to, stealing or falsification of Company records, with respect to any material aspect of the Company’s business; (4) misappropriation of Company funds or of any corporate opportunity; (5) conviction of or plea of no contest of a felony, or of a crime that the Company, in its discretion, determines involves a subject matter that may reflect negatively on the Company’s or any of its affiliates reputation or business (or a plea of nolo contendere thereto); (6) acts attempting to secure or securing any personal profit not fully disclosed to and approved by the Chief Executive Officer, other chief officer or Company President, or the boards of directors or managers of the Company appointed for the Company in connection with any transaction entered into on behalf of the Company; or (7) gross, willful or wanton negligence, misconduct, or conduct which constitutes a breach of any fiduciary duty or duty of loyalty owed to the Company.

CONFIDENTIAL

you and the Company, or any and all severance obligations of the Company, up to and including the date of this Agreement. The parties agree this release shall be broadly construed to include all known and unknown claims related to the foregoing. YOU UNDERSTAND THAT THIS AGREEMENT INCLUDES A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS. In giving the release herein, which includes claims which may be unknown to you at present, you acknowledge that you have read and understand Section 1542 of the California Civil Code, which reads as follows: “A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.” You hereby expressly waive and relinquish all rights and benefits under that section and any law of any other jurisdiction of similar effect with respect to your release of any unknown or unsuspected claims herein.

3.

Section 409A: It is intended that all of the payments payable under this letter satisfy, to the greatest extent possible, any applicable exemption from the application of Internal Revenue Code (the “Code”) Section 409A, and this letter will be construed to the greatest extent possible as consistent with the terms of any such exemption.

4.

Assignment: You may not assign your rights under this Agreement except upon your death. The Company may assign its obligations hereunder to any successor (including any acquirer of some or substantially all of the assets of the Company).

5.

Confidentiality: You hereby agree, to the maximum extent permitted by law, to, and cause your affiliates and representatives to, keep confidential the existence and the terms of this Agreement; provided, however, that (i) you may disclose the terms of this Agreement to your financial or legal advisers who reasonably need to have access to such information to provide services to you, provided that you have made such advisors aware of the confidential nature of such information prior to disclosure, and (ii) you may disclose the terms of this Agreement if required to do so by any applicable legal requirement so long as reasonable prior notice of such required disclosure is given to the Company.

6.

Governing Law: To the maximum extent permitted by law, this Agreement is governed by and to be construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles thereof. The parties hereto agree not to commence any action or plead any claim in any other court other than the state or federal courts located in the State of Delaware and hereby irrevocably and unconditionally waive and agree not to plead, to the fullest extent permitted by law, any objection to the laying of venue or the convenience of the forum of any action with respect to this Agreement in the state or federal courts located in the State of Delaware. To the extent a chapter 11 proceeding is commenced for the Company, the parties to this Agreement each hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the bankruptcy court.

7.	Entire Agreement: The terms set forth herein form the complete and exclusive statement of terms between you and the Company with regard to this subject matter. These terms

CONFIDENTIAL

supersede any other agreements or promises made to you by anyone, whether oral or written, on this subject, and cannot be modified or amended except in a writing signed by the Company’s Chief Executive Officer or President. Nothing in this letter alters the status of your at-will employment relationship with the Company. Nor do the terms herein affect the terms and conditions of your offer letter from the Company or supersede such offer letter or any other agreements with the Company.

8.

Counterpart Originals: This Agreement may be executed in two or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement electronically (including portable document format (pdf) or by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

To accept this Agreement, please sign where indicated below, and return the entire document no later than December 11, 2022, to Kevin Kennedy.

Sincerely,

Kevin Kennedy

Chief Executive Officer

I acknowledge that I have read, understand, and agree with the terms set forth herein:

Date

Exhibit 99.1

Quanergy to Facilitate Sale of Business Through Voluntary Chapter 11 Process, Announces Leadership Changes

Continues to operate and meet customer needs for powerful and affordable smart LiDAR solutions for IoT applications

Will fund operations and expenses related to the Chapter 11 process with available cash, normal operating cash flows

SUNNYVALE, Calif.– December 13, 2022 (BUSINESS WIRE) – Quanergy Systems, Inc. (OTC: QNGY) ( “Quanergy” or the “Company”), a leading provider of LiDAR sensors and smart 3D solutions, today announced that the Company initiated an orderly sale process for its business. To facilitate the sale and maximize value, the Company filed for protection under Chapter 11 (“Chapter 11”) of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) and intends to pursue a sale of the business under section 363 of the Bankruptcy Code.

Quanergy also announced today that Kevin Kennedy, Chief Executive Officer, will retire effective December 31, 2022, but will continue to serve as non-executive Chair of the Board of Directors. Mr. Kennedy will transition executive leadership to a newly appointed Chief Restructuring Officer and President, Lawrence Perkins.

“It has been my honor to serve as CEO at Quanergy for the past 2.5 years,” said Kevin Kennedy, Chief Executive Officer of Quanergy. “During this time the company shifted our technology focus towards security and industrial applications which enabled the company to grow revenue by serving customer needs in a new marketplace. The Board and I have agreed that it is an appropriate time for me to transition day-to-day leadership to our capable newly appointed Chief Restructuring Officer. I will continue to provide guidance, continuity, and support as non-executive Board Chair.”

Mr. Perkins is the founder and Chief Executive Officer of SierraConstellation Partners, an interim management and advisory firm, which he founded in 2013. Mr. Perkins has served in a variety of senior-level positions, including interim CEO/President, Chief Restructuring Officer, board member, financial advisor, strategic consultant, and investment banker, to numerous private and public middle-market companies.

Prior to the filing of the Company’s Chapter 11 case, the Board of Directors and management evaluated a wide range of strategic alternatives to maximize value for all stakeholders. The Company also significantly reduced operating expenses and resolved significant patent litigation with Velodyne. Now with the protections afforded by the Bankruptcy Code, the Company intends to broaden its marketing efforts to potential purchasers interested in specific business segments or assets as well as continuing to seek a going concern sale of the business.

The Company expects to continue operations during the Chapter 11 process and seeks to complete an expedited sale process with Bankruptcy Court approval. To help fund and protect its operations, Quanergy intends to use available cash on hand along with normal operating cash flows to fund post-petition operations and costs in the ordinary course.

“Quanergy has made considerable efforts to address ongoing financial challenges stemming from volatile capital market conditions,” said Lawrence Perkins, Chief Restructuring Officer and President of Quanergy. “Despite these challenges, the Company has seen improving demand in the security, smart spaces, and industrial markets, and improvements in supply chain conditions. We are confident that Quanergy’s efforts have positioned the Company for a value-maximizing transaction during the Chapter 11 sale process. During the process, we will continue to prioritize the needs of our customers and I am thankful to the entire Quanergy team for their continued efforts and contributions to the business.”

The Company has filed customary motions with the Bankruptcy Court intended to allow Quanergy to maintain operations in the ordinary course including, but not limited to, paying employees and continuing existing benefits programs, meeting commitments to customers and fulfilling go-forward obligations, including vendor payments. Such motions are typical in the Chapter 11 process and Quanergy anticipates that they will be heard in the first few days of its Chapter 11 case.

For more information about the Company’s Chapter 11 case, including claims information, please visit https://cases.stretto.com/Quanergy or call our hotline at 855-613-0451 (for toll-free U.S. and Canada calls) or 949-889-0181 (for tolled international calls).

Cooley LLP is serving as counsel, Young Conaway Stargatt & Taylor LLP is serving as co-counsel, Raymond James & Associates, Inc. is serving as investment banker, and FTI Consulting is serving as financial advisor to Quanergy.

About Quanergy Systems, Inc.

Quanergy’s (OTC: QNGY) mission is to create powerful, affordable smart LiDAR solutions for IoT applications to enhance people’s experiences and safety. Through Quanergy’s smart LiDAR solutions, businesses can now leverage real-time, advanced 3D insights to transform their operations in a variety of industries including industrial automation, physical security, smart cities, smart spaces and much more. Quanergy solutions are deployed by nearly 400 customers across the globe. For more information, please visit us at www.quanergy.com.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” “will likely result” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, are forward-looking statements, including statements regarding: plans for Mr. Kennedy’s retirement and continued service on Quanergy’s board of directors; Quanergy’s intentions to broaden its marketing efforts for the sale of business or assets; plans to seek an expedited sale process; intentions regarding the use of cash while in bankruptcy; the demand environment and supply chain dynamics and their impact on the growth and scale of Quanergy’s business; the continued prioritization of customer needs; and expectations regarding the ability to maintain operations in the ordinary course while in Bankruptcy proceedings. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside Quanergy’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; the overall level of consumer demand for Quanergy’s products; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the financial strength of Quanergy’s customers; Quanergy’s ability to implement its business strategy; changes in governmental regulation, Quanergy’s exposure to litigation claims and other loss contingencies; disruptions and other impacts to Quanergy’s business, as a result of the COVID-19 global pandemic and government actions and restrictive measures implemented in response; stability of Quanergy’s suppliers and the impact of supply chain constraints, as well as consumer demand for its products; the impact that global climate change trends may have on Quanergy and its suppliers and customers; Quanergy’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Quanergy’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency fluctuations; Quanergy’s ability to utilize potential net operating loss carryforwards; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks; and other risks and uncertainties indicated in Quanergy’s filings with the U.S. Securities and Exchange Commission (“SEC”), including under the “Risk Factors” heading of Quanergy’s quarterly report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022. In addition, forward-looking statements reflect Quanergy’s expectations, plans or forecasts of future events and views only as of the date of this press release. Quanergy anticipates that subsequent events and developments will cause its assessments to change. However, while Quanergy may elect to update these forward-looking statements at some point in the future, Quanergy specifically disclaims any obligation to do so, except as required by law.

Investor and Media Inquiries:

Quanergy@fticonsulting.com